November 15, 2006

Securities and Exchange Commission
Washington, D.C.  20549

Re:      Armitage Mining Corp.
         Current Report on Form 8-K
         File No. 000-51246


Dear Sir or Madam:

In response to the staff's comment letter dated November 6, 2006 regarding Armitage Mining Corp.'s Form 8-K filing we provide the following supplemental information:

1. We have disclosed in our amended Form 8-K filing in Item 4.01 that our former accountant, Morgan & Company, Chartered Accountants were dismissed as of November 1, 2006. Such information was required pursuant to Item 304(a)(1)(i) of Regulation S-B.

2. We have revised our disclosure to address whether the former accountant reports on our financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern, regarding the former accountant's audit reports for uncertainty regarding the Company's ability to continue as a going concern.

3. We have included an Exhibit 16 letter from our former accountant stating that the former accountant agrees with our revised Item 304 of Regulation S-B disclosures, or to the extent to which the accountant does not agree.

Other

In response to the staff's comment letter dated November 6, 2006 regarding Armitage Mining Corp.'s Form 8-K filing we acknowledge that:

o Armitage Mining Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o Armitage Mining Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


Sincerely,

Michael Potts
Chief Executive Officer
Armitage Mining Corp.